

April 30, 2014

Via E-Mail
Mr. Bradley R. Mason
President and Chief Executive Officer, Director
Orthofix International N.V.
7 Abraham de Veerstraat
Curacao

Re: **Orthofix International N.V.**
        Form 10-K for the fiscal year ended December 31, 2013
        Filed March 31, 2014
        Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2012
        Filed on March 24, 2014
        File No. 0-19961

Dear Mr. Mason:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 8. Financial Statements

Note 1. Summary of Significant Accounting Policies

(g) Inventories, page F-8

1.   We note that in response to prior comment 3 in your letter dated July 24, 2013 you stated that you would provide clarification in future filings of how you apply FASB ASC 330-10-35-2. We could not find that disclosure in your Form 10-K.   Please revise future

filings, including any amendments, to include this disclosure and to also address how you consider FASB ASC 330-10-35-14 in your accounting policy.

(k) Revenue recognition and accounts receivable, page F-10

2.   We note the changes to your revenue recognition disclosure in the first paragraph compared to the second paragraph of the similar disclosure in your Form 10-K filed March 1, 2013. For example, the prior disclosure included separate revenue recognition accounting policies for certain products prescribed by a physician, domestic spinal implant and human cellular and tissue based products, and commercial customers including hospitals and distributors. The current policy only addresses commercial revenue, which now appears to generally represent hospital customers. The policy also appears to have changed from recognizing revenue on commercial sales upon shipment to recognizing revenues when the products have been utilized and a confirming purchase order has been received from the hospital. Please explain to us whether the company changed its revenue recognition policies related to sales and discuss for us the reasons for the changes in the disclosure.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012

Item 6. Selected Financial Data, page 41

3.   We note your disclosure in the paragraph preceding the table that you determined that errors existed in your previously issued financial statements for the fiscal year ended December 31, 2007, and that you included restated information within selected financial data. We note that you have not included the information for 2007. Please amend to at least include the nature and amount of each material type of error separately that is included in the cumulative adjustment to opening retained earnings for 2008.

Item 8. Financial Statements

Note 2. Restatement of the Consolidated Financial Statements, page F-13

4.   We note that effective April 1, 2013, all distributor revenue is recognized on the sell-through basis. We note your explanation for the change in revenue recognition policy on page F-14. Tell us in more detail the basis for the change under U.S. GAAP and discuss the extent to which the company reviews each revenue transaction separately. For example, discuss why no contracts would meet the revenue recognition criteria upon shipment.

5.   With a view toward disclosure, and with respect to the disclosure on page F-15 in the last two bullet points, please tell us the amount of revenue you have deferred as of December 31, 2012 and the amount of costs of sales you expensed upon shipment where the related revenue was deferred for each period presented.

6. In the table for 2012 on page F-16, please tell us the nature of the decreases in sales and marketing expenses related to distributor revenue.

7. Please amend your Form 10-K to also include the effects of the restatements on your statements of cash flows for each of the years in the three-year period ended December 31, 2012. Refer to FASB ASC 250-10-50-7(a).

8. Please amend to include in your audited financial statement footnote disclosure the nature and amount of each material type of error separately that is included in the cumulative adjustment to opening retained earnings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant